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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                  CONRAIL INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                                  CONRAIL INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  208368 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

      SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK, WITHOUT PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               JAMES D. MCGEEHAN
                              CORPORATE SECRETARY
                                  CONRAIL INC.
                               2001 MARKET STREET
                              TWO COMMERCE SQUARE
                        PHILADELPHIA, PENNSYLVANIA 19101
                                 (215) 209-4000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                            ROBERT A. KINDLER, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000

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                                  INTRODUCTION

     The Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Green Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of CSX Corporation, a Virginia corporation ("CSX"), to purchase a portion of the Shares (as defined below) of Conrail Inc., a Pennsylvania corporation ("Conrail").

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name and address of the principal executive offices of Conrail is Conrail Inc., 2001 Market Street, Two Commerce Square, Philadelphia, Pennsylvania 19101. This Schedule 14D-9 relates to Conrail's Common Stock, par value $1.00 per share (including the associated Common Stock Purchase Rights) (the "Common Stock"), and Conrail's Series A ESOP Convertible Junior Preferred Stock, without par value (including the associated Common Stock Purchase Rights) (the "Preferred Stock", and together with the Common Stock, the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the tender offer made by Purchaser, disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated December 6, 1996, to purchase up to an aggregate of 18,344,845 Shares at $110 per Share (the "Offer Price"), net to the seller in cash and without interest (the "Offer"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 6, 1996, a copy of which is filed as Exhibit (a)(1) hereto (the "Offer to Purchase"), and the related Letter of Transmittal, a copy of which is filed as Exhibit (a)(2) hereto.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of October 14, 1996, as amended by the First Amendment thereto dated as of November 5, 1996, in each case among Conrail, Purchaser and CSX (as so amended, the "Merger Agreement"), which provides for the making of the Offer by Purchaser, subject to the conditions and upon the terms of the Merger Agreement, and for the subsequent merger of Conrail with and into Purchaser (the "Merger"), with Purchaser continuing as the surviving corporation (the "Surviving Corporation"). Pursuant to the Merger Agreement, Purchaser has acquired 17,860,124 Shares (or approximately 19.9% of the outstanding Shares) pursuant to its tender offer (the "First Offer") which expired on November 20, 1996. If the Offer is consummated, Purchaser shall have acquired Shares representing approximately 40% of the outstanding Shares on a fully diluted basis (other than upon exercise of the Option (as defined below)) pursuant to the Offer and the First Offer.

     In the Merger, each share of Common Stock outstanding at the Effective Time (as defined in the Merger Agreement) (other than shares of Common Stock held in the treasury of Conrail or held by CSX or any subsidiary of CSX or Conrail) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive shares of Common Stock, par value $1.00 per share, of CSX ("CSX Stock") at a fixed exchange ratio (the "Exchange Ratio") of
1.85619 shares of CSX Stock for each Share (all the foregoing transactions contemplated by the Merger Agreement, the "CSX Transactions"). Each share of Preferred Stock will, immediately prior to the Effective Time, pursuant to the terms of Conrail's Articles of Incorporation and the Merger Agreement and without any action by the holder thereof, automatically convert into Common Stock and in the Merger will be converted into the right to receive shares of CSX Stock at the Exchange Ratio. In the event that the Offer is not consummated prior to the Merger being consummated, the Common Stock will be converted into the right to receive cash and CSX Stock in the Merger, as more fully described in the Merger Agreement and the Offer to Purchase. Under the terms of the Merger Agreement, upon the Effective Time, the headquarters of CSX will be relocated to Philadelphia, Pennsylvania, CSX will be renamed with a new, neutral name ("Parent") and one half of the Board of Directors of Parent and each committee thereof will consist of persons appointed by Conrail. In addition, as of the Effective Time, Mr. David M. LeVan, presently the Chairman of the Board, President and Chief Executive Officer of Conrail, will become the Chief Operating Officer and President of Parent and the Chief Executive Officer and President of each of Parent's railroad businesses, and, no later than the second anniversary of the Effective Time, the Chief Executive Officer of Parent and, no later than the fourth anniversary of the Effective Time,
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the Chairman of the Board of Parent. The Merger Agreement (including the First
Amendment thereto), copies of which are filed as Exhibits (c)(1) and (c)(2) hereto, is summarized in Section 13 of the Offer to Purchase.

     Conrail is also soliciting proxies pursuant to a proxy statement dated November 25, 1996, in connection with a vote of Conrail's shareholders to amend Conrail's Articles of Incorporation to make inapplicable to Conrail Subchapter E of Chapter 25 ("Subchapter E") of the Pennsylvania Business Corporation Law of 1988, as amended ("PBCL"). Subchapter E provides generally that, unless a corporation has elected to make the requirements of Subchapter E inapplicable to it through the adoption of a provision in the corporation's charter and/or bylaws, upon the acquisition by a person or a group (a "Control Person") of voting power over voting shares of the corporation that would entitle the holders thereof to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation, any holder of voting shares of the corporation may require the Control Person to pay to such holder a certain sum in respect of such shares calculated in accordance with the terms of Subchapter E (which in this instance would equal or exceed the Offer Price). The Offer is conditioned on Subchapter E being inapplicable to Conrail, which will require a majority of those shareholders voting at a special meeting (the "Pennsylvania Special Meeting") to vote to approve the amendment to Conrail's Articles of Incorporation described above (the "Pennsylvania Shareholder Approval").

     The approximately 19.9% of the outstanding Shares acquired by CSX pursuant to the First Offer will be voted in favor of the Pennsylvania Shareholder Approval pursuant to the terms of the Voting Trust Agreement (as defined below). THIS SCHEDULE 14D-9 DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR THE PENNSYLVANIA SPECIAL MEETING. ANY SUCH SOLICITATION WILL BE MADE ONLY PURSUANT TO PROXY MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS THEREUNDER.

     The Pennsylvania Special Meeting is currently scheduled for Monday, December 23, 1996, at 5:00 p.m., Eastern Standard Time at The Academy of Music Hall, 1420 Locust Street, Philadelphia, Pennsylvania. Under the Merger Agreement, Conrail has agreed not to convene, adjourn or postpone the Pennsylvania Special Meeting without the prior consent of CSX, which consent will not be unreasonably withheld. As a result, it is expected that the Pennsylvania Special Meeting will not be convened at the scheduled time if Conrail has not received prior thereto sufficient proxies to assure that the Pennsylvania Shareholder Approval will be obtained.

     At a special meeting of holders of Shares to consider the approval of the Merger, (i) approval of the Merger will require that a majority of votes cast at a meeting therefor be cast in favor of the Merger, (ii) abstentions, broker non-votes and other Shares not voted are not counted in the tabulation of votes cast, and (iii) all Shares acquired by CSX or Purchaser are required pursuant to the Merger Agreement and a voting trust agreement (the "Voting Trust Agreement") to be immediately deposited into a voting trust (the "Voting Trust") and to be voted in favor of the Merger (and against any other takeover proposal), and in favor of any proposal or action necessary or desirable to effect, or consistent with the effectuation of, the transactions contemplated in the Merger Agreement (such as the Pennsylvania Shareholder Approval). Because it can be expected that some percentage of the Shares entitled to vote at a meeting of shareholders will not in fact vote, 40% of the fully diluted Shares, together with only a very small number of additional Shares, would be likely to represent a majority of votes cast at a special meeting to vote on the Merger and, thus, be sufficient to approve the Merger. If the Pennsylvania Shareholder Approval is obtained at the Pennsylvania Special Meeting and if Purchaser is able to acquire 40% of the fully diluted Shares through the Offer and the First Offer, the approval of the Merger by a majority of votes cast at a special meeting of the holders of Shares held for such purpose will be virtually certain.

     If the Pennsylvania Shareholder Approval is obtained, CSX may also exercise its option to purchase 15,955,477 shares of Common Stock (the "Option") pursuant to the Conrail Stock Option Agreement dated

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as of October 14, 1996, between CSX and Conrail (the "Conrail Stock Option
Agreement"). If CSX and Purchaser acquire 40% of the fully diluted Shares through the Offer, the First Offer and the exercise of the Option, CSX and Purchaser, through the Voting Trust, will then hold approximately 50% of the Shares, which votes will be cast to approve the Merger. That number of votes will be sufficient to approve the Merger regardless of the votes of other shareholders. Therefore, the receipt of the Pennsylvania Shareholder Approval would assure that the Merger will be approved by Conrail's shareholders if sufficient Shares are tendered in the Offer and the Option is exercised.

     In addition, if the Pennsylvania Shareholder Approval is not obtained, if the Pennsylvania Special meeting is not convened, or if the Offer is not consummated for the maximum number of Shares sought thereunder, CSX and Conrail are each nevertheless permitted under the Merger Agreement to seek shareholder approval of the Merger at a special meeting called for such purpose. If the Merger is so approved (and the other conditions to closing of the Merger, such as regulatory approval, have been satisfied), and CSX and Purchaser shall not have then acquired 40% of the fully diluted Shares (other than upon exercise of the Option), the Merger would then have a cash election component such that shareholders, upon consummation of the Merger, would have received (including pursuant to the Offer and the First Offer) $110 in cash per Share for an aggregate of approximately 40% of the fully diluted Shares, and 1.85619 shares of CSX Stock for each of the remaining approximately 60% of the fully diluted Shares. Thus, receipt of the Pennsylvania Shareholder Approval is not a condition to consummation of the Merger; however, such approval would permit CSX's consummation of the Offer, giving shareholders the opportunity to receive more cash in the near term for a portion of their Shares, rather than waiting until the Merger is consummated (which, based on the STB's current proposed schedule discussed in the Offer to Purchase, is expected to occur early in the first quarter of 1998).

     All outstanding shares of Preferred Stock are owned of record by Fidelity Management Trust Company, as trustee (the "ESOP Trustee") under Conrail's Matched Savings Plan (the "ESOP"), and, accordingly, only the ESOP Trustee can effect a valid tender of such shares. The ESOP Trustee is required by the ESOP trust agreement to request instructions from each participant in the ESOP as to whether shares of Preferred Stock allocated to such participant's account should be tendered pursuant to the Offer, and to tender such shares in accordance with such instructions. Pursuant to the ESOP trust agreement, the ESOP Trustee may not tender allocated shares of Preferred Stock as to which no instructions are received. Unallocated shares are required by the ESOP trust agreement to be tendered or not tendered in the same proportion as allocated shares for which instructions from participants are received. Conrail has been advised that, with respect to the First Offer, the ESOP Trustee determined that applicable law required it to tender allocated shares for which no instruction was received by the applicable deadline and with respect to all unallocated shares and, accordingly, all such shares were so tendered.

     Both the Conrail Inc. Employee Benefits Trust (the "Employee Benefits Trust") and the ESOP tendered substantially all of their Shares pursuant to the First Offer and received cash for the Shares accepted for payment. Pursuant to the terms of the Employee Benefits Trust agreement, the cash proceeds from those Shares purchased in the First Offer were used by the Employee Benefits Trust to purchase additional Shares in the market. As a result, the Employee Benefits Trust was the record owner of such additional Shares as of the record date for the Pennsylvania Special Meeting. Pursuant to the terms of the ESOP, the ESOP Trustee has the authority and fiduciary responsibility to determine what action to take with the proceeds resulting from the tender of unallocated Shares pursuant to the First Offer, which may or may not include purchasing additional Shares.

     Norfolk Southern Corporation ("Norfolk") has announced a tender offer for all outstanding Shares for $110 per Share (the "Norfolk Offer") and proposed that Conrail would thereafter be merged with a subsidiary of Norfolk (the "Proposed Norfolk Transactions"). The Norfolk Offer is currently scheduled to expire on December 16, 1996. Several of the conditions of the Norfolk Offer can be satisfied only through action by the Conrail Board of Directors (the "Conrail Board"), which actions, pursuant to the Merger Agreement, the Conrail Board has agreed not to take until on or after July 12, 1997. In addition, on or after July 12, 1997, the Merger Agreement provides that certain conditions must be satisfied in order for the Conrail Board to take any such action and, in any event, the Conrail Board has no obligation at any time under Pennsylvania law to agree

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to or recommend any takeover proposal (such as the Proposed Norfolk
Transactions) or to take any such action to facilitate any such takeover proposal.

     Shareholders should be aware that if the Pennsylvania Shareholder Approval is obtained and Purchaser is therefore in a position to consummate the Offer, shareholders may decide to tender their Shares to Purchaser (even if they believe that the Norfolk Offer, if it could be effected, has a higher value) because shareholders may conclude that sufficient Shares will be tendered by other shareholders and that failure to tender will result in the non-tendering shareholders receiving only shares of CSX Stock pursuant to the Merger which, based on current market prices, have a per Share value that is less than the $110 per Share being offered in the Offer. Therefore, if the Pennsylvania Shareholder Approval is obtained, the Offer may succeed regardless of the perceived relative values of the Offer and the Norfolk Offer. As of the close of business on December 5, 1996, the closing market price for shares of CSX Stock on the New York Stock Exchange Composite Tape was $47.75.

     Norfolk is soliciting proxies against the Pennsylvania Shareholder Approval. Norfolk also commenced litigation relating to the CSX Transactions alleging principally federal securities law claims and state law breach of fiduciary duty claims. On November 19, 1996, following a two-day hearing, the United States District Court for the Eastern District of Pennsylvania denied in all respects Norfolk's motion for a preliminary injunction. On November 20, 1996, the United States Court of Appeals for the Third Circuit rejected Norfolk's application for an injunction pending an appeal by Norfolk of the November 19, 1996 decision.

     On December 5, 1996, Conrail and CSX filed counterclaims against Norfolk seeking damages and alleging, among other things, that Norfolk has tortiously interfered with the Merger Agreement, that Norfolk has made misleading and deceptive statements in connection with the CSX Transaction and the Proposed Norfolk Transactions and that Norfolk is acting not with the intention or expectation of acquiring Shares but in order to disrupt and cripple a strategic alliance between CSX and Conrail. A copy of the filing containing the counterclaims is filed as Exhibit (c)(8) hereto, incorporated herein by reference and qualifies the foregoing summary in its entirety.

     The Schedule 14D-1 states that the principal executive offices of Purchaser and CSX are located at 901 East Cary Street, Richmond, Virginia 23219.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of Conrail, which is the person filing this statement, are set forth in Item 1 above.

     (b)(1) General. The information contained under the caption "MERGER AGREEMENT; OTHER AGREEMENTS" of the Offer to Purchase is incorporated herein by reference. Reference is hereby made to the information contained under the captions "OWNERSHIP BY MANAGEMENT OF EQUITY SECURITIES", and "COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS", in Conrail's proxy statement dated April 3, 1996 relating to Conrail's Annual Meeting of Shareholders. The relevant pages thereof are filed as Exhibit (c)(9) hereto and incorporated herein by reference.

     (2) Certain Executive Compensation and Other Employee-Related Matters in Connection with the Merger.

     Employment Agreements. Prior to the execution of the Merger Agreement, Conrail and CSX (the "Companies") and each of their respective executive offers were parties to change of control/severance agreements which provide for, among other things, the payment of severance amounts and benefits upon certain terminations of employment in connection with a change of control of the respective Companies. The Chief Executive Officers of each of the Companies have entered into new employment agreements with CSX which will also become effective at the Effective Time. In addition, the Chief Executive Officer of Conrail has entered into a new change of control agreement with CSX, which will also become effective as of the Effective Time, in replacement of his existing change of control agreement with Conrail. If the Merger Agreement is terminated prior to the Effective Time, neither of the new employment agreements or the new change of

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control agreement will take effect, and the corresponding existing change of control/severance agreements for each Chief Executive Officer will continue in effect. Set forth below are descriptions of the new agreements.

     Chief Executive Officer of Parent.  The new employment agreement for John
W. Snow (the "Snow Agreement"), presently the Chairman of the Board and Chief Executive Officer of CSX, provides that, as of the consummation of the Merger at the Effective Time, Mr. Snow will become Chairman of the Board and Chief Executive Officer of Parent. The Snow Agreement provides for a term as Chief Executive Officer of Parent beginning at the Effective Time and terminating on the second anniversary of the Effective Time (the "CEO Employment Term"). During the CEO Employment Term, Mr. Snow will receive annual base salary at not less than the level in effect immediately prior to the Effective Time. At the conclusion of the CEO Employment Term, Mr. Snow will continue as Chairman of the Board of Parent for two additional years and will serve as Chairman Emeritus of Parent for one additional year thereafter at the same rate of base salary as in effect immediately prior to the expiration of the CEO Employment Term.

     If Mr. Snow is involuntarily terminated without "cause," or he voluntarily terminates for "good reason," his termination benefits will include (i) a lump sum payment equal to the greater of (x) and (y) where (x) equals the sum of (a) his annual base salary and (b) highest annual bonus paid in the three preceding years ("Recent Bonus") times (c) the number of years (prorated for partial years) then remaining in the five-year term of the Snow Agreement, and where (y) equals three times the sum of (a) his annual base salary and (b) his Recent Bonus, (ii) a lump sum payment equal to the additional amount he would have accrued under Parent's qualified and nonqualified pension plans had he been credited with three years of additional service, (iii) welfare benefit continuation for three years, and (iv) outplacement services. The Snow Agreement also provides that Mr. Snow will receive a "gross-up" payment to reimburse him, on an after-tax basis, for excise taxes that may be imposed upon him under
Section 4999 of the Code on account of the payment of any "excess parachute payments," as defined in Section 280G of the Code ("Excise Taxes").

     The Snow Agreement defines "cause" as a finding by 75% or more of the Board of Directors of Parent of Mr. Snow's (i) continued failure to substantially perform his duties, (ii) his willful engagement in illegal conduct or gross misconduct which is materially and demonstrably injurous to parent, (ii) his conviction of a felony or entering of a guilty or nolo contendere plea, or (iv) his breach of certain confidentiality covenants. The Snow Agreement defines "good reason" as (a) a material diminution in his position, authority, duties or responsibilities, (b) a breach by Parent of a material provision of the employment agreement, (c) the required relocation of Mr. Snow, without his consent, more than 35 miles from his employment location at the Effective Time,
(d) any purported termination by Parent of Mr. Snow not in accordance with the Snow Agreement, and (e) a successor to Parent failing to assume any liabilities under the Snow Agreement.

     Chief Operating Officer of Parent.  The new employment agreement of David
M. LeVan (the "LeVan Agreement"), presently the Chairman of the Board, President and Chief Executive Officer of Conrail, provides that, as of the Effective Time, Mr. LeVan will become the Chief Operating Officer and President of Parent and Chief Executive Officer and President of each of Parent's railroad businesses. Upon expiration of Mr. Snow's CEO Employment Term no later than the second anniversary of the Effective Time, the LeVan Agreement provides that Mr. LeVan will become Chief Executive Officer of Parent, and will become Chairman of the Board of Parent following Mr. Snow's departure from that position no later than two years thereafter. The initial term of the LeVan Agreement is five years and it will be automatically renewed, subject to any prior termination, for successive one-year periods on the fifth anniversary of the Effective Time and each anniversary thereafter unless either party gives at least three months' prior notice of non-renewal. The other terms of the LeVan Agreement are substantially the same as those in the Snow Agreement, except that the LeVan Agreement (i) provides, prior to Mr. LeVan becoming Chief Executive Officer of Parent, for a minimum base salary equal to the greater of 90% of Mr. Snow's annual base salary and $810,000, and a minimum bonus equal to 100% of base salary, but not less than 90% of the bonus paid or awarded to Mr. Snow and not less (as a percentage of base salary) than any bonus paid or awarded to any other senior executive of Parent, (ii) provides, upon Mr. LeVan becoming Chief Executive Officer of Parent, for a minimum annual base salary of not less than the annual base salary then being paid to Mr. Snow and not less than $900,000, and long-term incentive (including stock award) opportunities not less than those afforded any other senior executives of Parent and not less than 90% of Mr. Snow's long-term incentive opportunities, (iii) does not

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provide for Mr. LeVan's continuing services as Chairman of the Board of Parent following his termination of employment and (iv) provides that "good reason" includes a failure to elect Mr. LeVan as Chief Executive Officer of Parent by the second anniversary of the Effective Time, a failure to elect Mr. LeVan as Chairman of the Board of Parent by the fourth anniversary of the Effective Time and the removal of Mr. LeVan as a director or from any of his specified employment positions. A copy of the LeVan Agreement is filed as Exhibit (c)(6) hereto and incorporated herein by reference.

     Change of Control Agreements. The new change of control agreement of Mr. LeVan is substantially similar to Mr. Snow's change of control agreement. Under such agreements, if either executive is involuntarily terminated or terminates for "good reason" within three years following a change of control (for purposes of Mr. Snow's and Mr. LeVan's respective agreements, the transactions contemplated by the Merger Agreement will not constitute a change of control thereunder), he will be paid an amount equal to three times the sum of (i) his annual base salary and (ii) the highest bonus paid within the three years preceding such termination, three years' deemed additional service under Parent's qualified and nonqualified pension plans, three years' welfare benefit continuation and outplacement services. The agreements also provide for a gross-up for any Excise Taxes payable by the executive. Compensation and benefits payable or provided under the change of control agreements will be offset by any comparable compensation and benefits paid, respectively, under the Snow Agreement and the LeVan Agreement. A copy of the LeVan change of control agreement is filed as Exhibit (c)(7) hereto and incorporated herein by reference.

     Effect of the Merger on Employee Benefit and Stock Plans. In addition to the provisions relating to employment agreements described above, the Merger Agreement contemplates that certain additional actions will be taken in respect of employee benefit and stock plans in which executive officers of the Companies or Parent or the Surviving Corporation are eligible to participate. CSX shall cause the Surviving Corporation to honor all obligations under employment agreements and employee benefit plans, programs, policies and arrangements of Conrail and CSX in accordance with the terms of the Merger Agreement. The Surviving Corporation will provide, or cause its subsidiaries to provide, benefits to Conrail employees on a basis no less favorable in the aggregate to those provided to similarly-situated employees of CSX. For a two-year period following the Effective Time, CSX shall, or shall cause the Surviving Corporation, to establish and maintain a plan to provide severance and termination benefits to all non-union employees of Conrail and CSX terminated as a result of, or in connection with, the Merger, which benefits shall be determined consistent with industry standards and taking into account those benefits provided in recent similar transactions in the industry.

     In accordance with the Merger Agreement and the terms of the outstanding employee stock options granted under Conrail's and CSX's respective stock option plans, as of the Effective Time, all such options will be deemed to constitute an option to acquire (on the same terms and conditions as were applicable under such option, including vesting) the same number of shares of CSX Stock as the holder of such option would have been entitled to receive pursuant to the Merger Agreement had such holder exercised such option in full immediately prior to the Effective Time, at a price per share of CSX Stock equal to (i) the aggregate exercise price for the shares of Conrail Common Stock otherwise purchasable pursuant to such Conrail option, divided by (ii) the aggregate number of shares of CSX Stock deemed purchasable pursuant to such option.

     In addition, the transactions contemplated by the Merger Agreement will constitute a "change of control" for purposes of certain Conrail and CSX executive compensation arrangements which include change of control provisions. As a result, (i) all outstanding options will immediately become vested and exercisable or payable and the restrictions on all restricted and phantom stock awards will vest and outstanding performance shares will be deemed accrued and the shares will become immediately deliverable, and (ii) all change of control severance agreements will be triggered, thereby entitling executives and other key employees covered thereunder to be entitled to the severance benefits provided under such agreements if their employment is subsequently terminated involuntarily or the employee terminates for "good reason" within specified periods. The consummation of the Offer will constitute a "change of control" for purposes of Conrail's plans, agreements and arrangements.

     Except as set forth above or incorporated herein by reference, there are no contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between Conrail or its affiliates

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and (i) Conrail, its executive officers, directors or affiliates or (ii) the
Purchaser, its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendations of the Board of Directors

     At a meeting held on November 5, 1996, the Conrail Board, including the disinterested members of the Conrail Board, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are in the best interests of Conrail (taking into account the Conrail constituencies affected by such proposed transactions, the short-term and long-term interests of Conrail, the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of Conrail and all other pertinent factors) and (ii) recommended that the shareholders of Conrail who desire to receive cash for a portion of their Shares accept the Offer and tender their Shares pursuant to the Offer. ACCORDINGLY, THE CONRAIL BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF CONRAIL WHO DESIRE TO RECEIVE CASH FOR A PORTION OF THEIR SHARES TENDER THEIR SHARES PURSUANT TO THE OFFER.

     At a meeting held on November 5, 1996, the Conrail Board, including the disinterested members of the Conrail Board, unanimously (i) determined that the terms of the Norfolk Offer are not in the best interests of Conrail (taking into account the Conrail constituencies affected by such proposed transactions, the short-term and long-term interests of Conrail, the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of Conrail and all other pertinent factors) and (ii) recommended that the shareholders of Conrail reject the Norfolk Offer and not tender their Shares pursuant to the Norfolk Offer. ACCORDINGLY, THE CONRAIL BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF CONRAIL NOT TENDER THEIR SHARES PURSUANT TO THE NORFOLK OFFER.

     The Conrail Board recommends that shareholders who desire to receive cash for a portion of their Shares tender their Shares pursuant to the Offer because it has determined that the Offer and the other CSX Transactions are in the best interests of Conrail. The value to be received by Conrail shareholders pursuant to both the original and amended terms of the CSX Transactions was at the high-end of what has been paid in other railroad business combinations.

     The Proposed Norfolk Transactions cannot be consummated at the present time because they are conditioned on certain actions by the Conrail Board, which actions the Conrail Board has agreed under the Merger Agreement not to take until on or after July 12, 1997. In addition, on or after July 12, 1997, the Merger Agreement provides that certain conditions must be satisfied in order for the Conrail Board to take any such action and, in any event, the Conrail Board has no obligation at any time under Pennsylvania law to agree to or recommend any takeover proposal (such as the Proposed Norfolk Transactions) or to take any such action to facilitate any such takeover proposal.

     Copies of a press release announcing the Offer, and a letter to the shareholders of Conrail communicating the Board's recommendation are filed as Exhibits (a)(3) and (a)(4) hereto, respectively, and are included herein by reference.

     (b)(1) Background.

     As part of its long-term planning process, Conrail has been involved in an ongoing review of its commercial and strategic alternatives, which has included analyses of potential acquisitions of and combinations with other railroads. Recent industry consolidations confirm that railroads must offer their customers broad market reach via efficient, single-line service. Conrail continued to assess and reassess its position in the industry, resulting in Conrail's consideration of a possible combination with CSX. Conrail's analysis demonstrates that a potential merger with CSX is in the best interests of Conrail and offers the needed combination of synergies and public benefits (including network efficiencies).

     From time to time since August 1994, CSX has conveyed to senior managers of Conrail CSX's continuing interest in discussing a business combination and CSX's views as to the desirability of such a transaction. These contacts by CSX led to a discussion in July 1996 between David M. LeVan, Chairman,

President and Chief Executive Officer of Conrail, and John W. Snow, Chairman, President and Chief Executive Officer of CSX, generally regarding the consolidation in the railroad industry and the regulatory environment with respect to such consolidation. Following such discussion, each of the parties independently analyzed its strategic opportunities, including potential business combination transactions. Shortly following preliminary discussions between Mr. Snow and Mr. LeVan, on October 6, 1996, Mr. Snow and Mr. LeVan met to discuss the possibility for and the terms of a business combination between CSX and Conrail. Following that meeting, senior management of both companies, together with their financial and legal advisors, independently undertook to examine a possible transaction and to conduct detailed business reviews. On October 8, 1996, CSX and Conrail entered into a confidentiality agreement in connection with their discussions. Such discussions led to the negotiation of the Merger Agreement, the Conrail Stock Option Agreement and a CSX stock option agreement, which were executed on October 14, 1996.

     Following the announcement by Norfolk of its intention to commence the Norfolk Offer on October 23, 1996 until the execution of the First Amendment to the Merger Agreement, Conrail and CSX held discussions and engaged in negotiations relative to the Merger Agreement and the First Amendment, culminating in the execution of the First Amendment and the revision of the terms of the First Offer on November 5, 1996. Conrail and CSX have also announced that they have been having, and continue to have, discussions relating to an increase in the value of the consideration payable upon consummation of the Merger, but that there can be no assurance as to when or if any such modifications will be made. In addition, Conrail and CSX may initiate discussions with other Class 1 railroads (including Norfolk) to address regulatory requirements and other competition issues arising from the Merger. Such discussions may lead to various concessions, such as the grant of trackage rights or other dispositions of assets, by the post-merger combined company. Under the Merger Agreement, as described in the Offer to Purchase, CSX and Conrail have agreed that all such discussions will be conducted jointly. See "Merger Agreement; Other Agreements -- Merger Agreement -- Third Party Discussions" in the Offer to Purchase.

     (2) Reasons for Recommendation.

     In making the determinations and recommendations set forth in subparagraph
(a) of this Item 4 the Conrail Board considered a number of factors, including, without limitation, the following:

          (i) the historical and recent market prices of the Shares and the fact that the First Offer, the Offer and the Merger will enable the holders of Shares to realize a significant premium over the prices at which the Shares traded prior to the execution of the Merger Agreement;

          (ii) the structure of the Offer and the use of a voting trust which allows holders of Shares to receive cash for their Shares accepted in the Offer without waiting for approval of the Merger by the Surface Transportation Board;

          (iii) the opinions of Lazard Freres & Co. LLC ("Lazard Freres") and Morgan Stanley & Co. Incorporated ("Morgan Stanley") to the effect that the consideration to be received by Conrail's shareholders in the First Offer, the Offer and the Merger, taken together, is fair to such shareholders (other than CSX, Purchaser or any other subsidiary of CSX) from a financial point of view. In rendering their respective fairness opinions, based on the factors described therein and at the request of counsel for the Conrail Board, neither Lazard Freres nor Morgan Stanley addressed the relative merits of the CSX Transactions, the Proposed Norfolk Transactions or any alternative potential transactions (copies of such opinions setting forth assumptions made and matters considered by Lazard Freres and Morgan Stanley are filed as Exhibits (a)(6) and (a)(7), respectively, and should be read in their entirety);

          (iv) the Conrail Board's duties under Pennsylvania law to act in the best interest of Conrail, and that under such law the Conrail Board may consider (a) the interests of all constituencies, including shareholders, employees, suppliers, customers and creditors, as well as communities in which Conrail has operations, (b) the short-term and long-term interests of Conrail, (c) the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of Conrail and (d) all other pertinent factors;

          (v) the Conrail Board's view that the transactions contemplated by the Merger Agreement would result in significant efficiencies, operating benefits and commercial and other synergies that would benefit Conrail and its customers and be more in the public interest than would combinations with other railroads, such as Norfolk, and that Conrail's shareholders would also benefit greatly from such efficiencies, benefits and synergies through their significant continued interest in the combined company following the Merger;

          (vi) the Conrail Board's view that the benefits, efficiencies and synergies in the Merger would better meet the needs of Conrail's constituencies than would other combinations with other railroads, such as Norfolk;

          (vii) the benefits that the Merger would provide to the customers of Conrail and CSX, including by providing them with the benefits of efficient high-quality service from a more comprehensive rail system with more points of origin and more new single-line and integrated transportation services, and with a rail company with the financial strength to support substantial capital investment in the railroad system;

          (viii) the benefits that the Merger would provide to the public through increased public safety and improved air quality due to, among other things, the resulting improvements in the principal alternative to truck movement over heavily-congested highways;

          (ix) the benefits provided generally to the communities served by Conrail, and particularly to local communities in Pennsylvania, including through maintaining the headquarters of the combined company in Philadelphia;

          (x) the fact that the Merger, while providing a significant premium to Conrail's shareholders, is being structured as a true merger-of-equals transaction in which 50% of the Board, and each Board committee, of Parent would be designated by Conrail;

          (xi) Mr. LeVan being named as the President and Chief Operating Officer of Parent and President and Chief Executive Officer of the railroads, and the fact that he is to become Chief Executive Officer of Parent two years after the consummation of the Merger and Chairman of the Board of Parent four years after the consummation of the Merger;

          (xii) the intended treatment of the Merger as a tax-free reorganization for Federal income tax purposes;

          (xiii) information with regard to the financial condition, results of operations, business and prospects of Conrail, the regulatory approvals required to consummate the Merger as well as current economic and market conditions (including current conditions in the industry in which Conrail is engaged);

          (xiv) the view of the Conrail Board that a strategic combination with CSX remains in the best interests of Conrail, notwithstanding the commencement of the Norfolk Offer, and that the terms of the Offer are fair from a financial point of view and more favorable to shareholders than the original terms of the First Offer;

          (xv) the Conrail Board's recognition that the near-term trading price for the Shares, if the Norfolk Offer could be effected, would likely be higher than the near-term trading price for the Shares that would result from the CSX Transactions;

          (xvi) the fact that the shares of CSX Stock to be received by Conrail shareholders in the CSX Transactions would provide the shareholders with the opportunity to participate in the long-term benefits which in the view of the Conrail Board are likely to be realized from the CSX Transactions; and

          (xvii) the fact that several of the conditions to the Norfolk Offer can only be satisfied if the Conrail Board takes certain actions, which as described above the Conrail Board has agreed under the Merger Agreement not to take until after July 12, 1997 and thereafter only if certain conditions are satisfied.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Lazard Freres and Morgan Stanley have been retained by the Conrail Board to act as financial advisors to Conrail with respect to the transactions contemplated by the Merger Agreement. Pursuant to an engagement letter with Lazard Freres, Conrail has agreed to pay Lazard Freres for its services a cash fee equal to .17% of the aggregate consideration received by the holders of Shares, $2,750,000 of which was paid as of the time the Merger Agreement was executed, $3,750,000 of which is payable upon the receipt of the requisite approvals of the shareholders of Conrail and CSX and the balance of which is payable at the Effective Time. Pursuant to an engagement letter with Morgan Stanley, Conrail has agreed to pay Morgan Stanley for its services a cash fee equal to .13% of the aggregate consideration received by holders of Shares, $2,000,000 of which was paid as of the time the Merger Agreement was executed, $2,750,000 of which is payable on the date of a Conrail shareholder vote in favor of the Merger and the balance of which is payable at the Effective Time.

     Conrail has also agreed to pay Lazard Freres and Morgan Stanley for their usual and customary expenses, including the fees of counsel, and to indemnify Lazard Freres and Morgan Stanley against certain liabilities.

     Conrail has retained D.F. King & Co., Inc. ("D.F. King") to assist Conrail in connection with its communications with its shareholders with respect to, and to provide other services to Conrail in connection with, the Pennsylvania Special Meeting, the special meeting relating to the approval of the Merger and the Merger Agreement and the Proposed Norfolk Transactions. D.F. King will receive reasonable and customary compensation in connection with the services provided by it, and reimbursement of out-of-pocket expenses in connection therewith. Conrail has agreed to indemnify D.F. King against certain liabilities arising out of or in connection with its engagement.

     Conrail has retained Abernathy MacGregor Scanlon ("Abernathy") as its public relations advisor in connection with the CSX Transactions and the Proposed Norfolk Transactions. Abernathy will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. Conrail has agreed to indemnify Abernathy against certain liabilities arising out of or in connection with its engagement.

     Neither Conrail nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the CSX Transactions or the Proposed Norfolk Transactions.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, neither Conrail nor any subsidiary of Conrail nor, to the best of Conrail's knowledge, any executive officer, director or affiliate of Conrail has effected a transaction in the Shares except that Conrail repurchased 15,000 shares of Common Stock on October 7, 1996 pursuant to its long-standing share repurchase program and except that Conrail's executive officers and directors exercised an aggregate of 170,439 options and sold 113,847 of the resulting Shares in a cashless exercise in order to tender the remaining 56,610 Shares into the First Offer, and had 45,849 Shares purchased by CSX pursuant to the First Offer. In addition, G.T. Gates, Vice
President -- Customer Support, H.J. Kiley, Vice President -- Service Design and John McKelvey, Vice President -- Service Delivery, exercised 9,375, 1,950 and 5,332 options, respectively, and sold all of the resulting Shares. Mr. Kiley also sold an additional 63.52 Shares.

     (b) To the best of Conrail's knowledge, its executive officers and directors currently intend to tender their Shares to the Purchaser pursuant to the Offer, other than those executive officers and directors who desire to receive shares of CSX Stock rather than cash for their Shares.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Other than as set forth or referenced in Items 3(b) or 4, no negotiation is being undertaken or is underway by Conrail in response to the Offer which relates to or would result in:

          (1) an extraordinary transaction such as a merger or reorganization, involving Conrail or any subsidiary of Conrail;

          (2) a purchase, sale or transfer of a material amount of assets by Conrail or any subsidiary of Conrail;

          (3) a tender offer for or other acquisition of securities by or of Conrail; or

          (4) any material change in the present capitalization or dividend policy of Conrail.

     (b) Except as described above or in Item 3(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal which are attached as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference in their entirety.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.

  *(a)(1)  Offer to Purchase dated December 6, 1996 (incorporated by reference to Exhibit
           (a)(1) to CSX's and Purchaser's Tender Offer Statement on Schedule 14D-1 dated
           December 6, 1996, as amended (the "14D-1")).
  *(a)(2)  Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the 14D-1).
   (a)(3)  Text of press release issued by CSX, dated December 6, 1996 (incorporated by reference to Exhibit (a)(7) to the 14D-1).
  *(a)(4)  Letter to shareholders of Conrail dated December 6, 1996.
   (a)(5)  Form of Summary Advertisement dated December 6, 1996 (incorporated by reference to
           Exhibit (a)(8) to the 14D-1).
  *(a)(6)  Opinion of Lazard Freres & Co. LLC (incorporated by reference to Exhibit (a)(14)
           to the Solicitation/Recommendation Statement on Schedule 14D-9 of Conrail dated
           October 16, 1996, as amended, relating to the First Offer (the "First 14D-9")).
  *(a)(7)  Opinion of Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit
           (a)(15) to the First 14D-9).
      (b)  Not applicable.
   (c)(1)  Agreement and Plan of Merger dated as of October 14, 1996 (incorporated by reference to Exhibit (c)(1) to CSX's and Purchaser's Tender Offer Statement on
           Schedule 14D-1 dated October 16, 1996, as amended, relating to the First Offer
           (the "First 14D-1")).
   (c)(2)  First Amendment to Agreement and Plan of Merger dated as of November 5, 1996
           (incorporated by reference to Exhibit (c)(7) to the First 14D-1).
   (c)(3)  Conrail Stock Option Agreement dated as of October 14, 1996 (incorporated by reference to Exhibit (c)(2) to the First 14D-1).
   (c)(4)  CSX Stock Option Agreement dated as of October 14, 1996 (incorporated by reference to Exhibit (c)(3) to the First 14D-1).
   (c)(5)  Voting Trust Agreement dated as of October 15, 1996 (incorporated by reference to
           Exhibit (c)(4) to the First 14D-1).

   (c)(6)  Employment Agreement of Mr. LeVan dated as of October 14, 1996 (incorporated by reference to Exhibit (c)(5) to the First 14D-9).
   (c)(7)  Change of Control Agreement of Mr. LeVan dated as of October 14, 1996
           (incorporated by reference to Exhibit (c)(6) to the First 14D-9).
   (c)(8)  Answer and Defenses of Conrail, CSX and the individual defendants to Second
           Amended Complaint, and Counterclaim of Conrail and CSX in Norfolk Southern et al.
           v. Conrail Inc.
           et al., filed on December 5, 1996, in the United States District Court for the
           Eastern District of Pennsylvania (incorporated by reference to Exhibit (c)(8) to the Solicitation/ Recommendation Statement on Schedule 14D-9 of Conrail dated
           November 6, 1996, as amended, relating to the Norfolk Offer).
   (c)(9)  Pages 4-5 and 9-14 of Conrail's Proxy Statement dated April 3, 1996 (incorporated by reference to Exhibit (c)(7) to the First 14D-9).

---------------
* Included in materials delivered to shareholders of Conrail.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CONRAIL INC.

                                          By /s/ TIMOTHY T. O'TOOLE

                                            ------------------------------------
                                            Name: Timothy T. O'Toole
                                            Title: Senior Vice President-Finance

Dated as of December 6, 1996

                                 EXHIBIT INDEX

EXHIBIT                                  DESCRIPTION                                  PAGE NO.
--------  --------------------------------------------------------------------------  --------
*(a)(1)   Offer to Purchase dated December 6, 1996 (incorporated by reference to
          Exhibit (a)(1) to CSX's and Purchaser's Tender Offer Statement on Schedule
          14D-1 dated December 6, 1996 (the "14D-1"))...............................
*(a)(2)   Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the
          14D-1)....................................................................
 (a)(3)   Text of press release issued by CSX, dated December 6, 1996 (incorporated by reference to Exhibit (a)(7) to the 14D-1)..............................
*(a)(4)   Letter to shareholders of Conrail dated December 6, 1996..................
 (a)(5)   Form of Summary Advertisement dated December 6, 1996 (incorporated by reference to Exhibit (a)(8) to the 14D-1).................................
*(a)(6)   Opinion of Lazard Freres & Co. LLC (incorporated by reference to Exhibit
          (a)(14) to the Solicitation/Recommendation Statement on Schedule 14D-9 of
          Conrail dated October 16, 1996, as amended, relating to the First Offer
          (the "First 14D-9"))......................................................
*(a)(7)   Opinion of Morgan Stanley & Co. Incorporated (incorporated by reference to
          Exhibit (a)(15) to the First 14D-9).......................................
 (b)      Not applicable............................................................
 (c)(1)   Agreement and Plan of Merger dated as of October 14, 1996 (incorporated by reference to Exhibit (c)(1) to the CSX's and Purchaser's Tender Offer
          Statement on Schedule 14D-1 dated October 16, 1996, as amended (the "First
          14D-1")).
 (c)(2)   First Amendment to Agreement and Plan of Merger dated as of November 5,
          1996 (incorporated by reference to Exhibit (c)(7) to the First 14D-1).....
 (c)(3)   Conrail Stock Option Agreement, dated as of October 14, 1996 (incorporated by reference to Exhibit (c)(2) to the First 14D-1)........................
 (c)(4)   CSX Stock Option Agreement dated as of October 14, 1996 (incorporated by reference to Exhibit (c)(3) to the First 14D-1)...........................
 (c)(5)   Voting Trust Agreement dated as of October 15, 1996 (incorporated by reference to Exhibit (c)(4) to the First 14D-1)...........................
 (c)(6)   Employment Agreement of Mr. LeVan dated as of October 14, 1996
          (incorporated by reference to Exhibit (c)(5) to the First 14D-9)..........
 (c)(7)   Change of Control Agreement of Mr. LeVan dated as of October 14, 1996
          (incorporated by reference to Exhibit (c)(6) to the First 14D-9)..........
 (c)(8)   Answer and Defenses of Conrail, CSX and the individual defendants to
          Second Amended Complaint, and Counterclaim of Conrail and CSX in Norfolk
          Southern et al. v. Conrail Inc. et al., filed on December 5, 1996, in the
          United States District Court for the Eastern District of Pennsylvania
          (incorporated by reference to Exhibit (c)(8) to the
          Solicitation/Recommendation Statement on Schedule 14D-9 of Conrail dated
          November 6, 1996, as amended, relating to the Norfolk Offer)..............
 (c)(9)   Pages 4-5 and 9-14 of Conrail's Proxy Statement dated April 3, 1996
          (incorporated by reference to Exhibit (c)(7) to the First 14D-9)..........

---------------
* Included in materials delivered to shareholders of Conrail.